Filed by MuleSoft, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

On March 20, 2018, Greg Schott, Chairman & Chief Executive Officer of MuleSoft, Inc. (“MuleSoft”), sent the following text by email to the employees of MuleSoft:

From: Greg Schott

Sent: Tuesday, March 20, 2018 4:47 PM

To: MuleSoft Employees

Subject: Rocket Fuel

Muleys,

Over the years, we’ve continually talked about the massive opportunity before us – allowing organizations across the world to create application networks to change the clockspeed of their businesses. When I wrapped up the last day of MeetUp, I highlighted that the market size, the tectonic shifts in the technology landscape, our brand, products, and people are all lined up to help us become a category-defining company.

Today we announced that we have entered into an agreement to be acquired by Salesforce. This combination will dramatically increase our ability to scale to meet the massive opportunity before us. I could not be more excited about this next chapter for MuleSoft. I believe that this can be one of the most game-changing technology mergers in history, along the lines of acquisitions such as Google/Android, Facebook/Instagram, Microsoft/MS-DOS.

I also firmly believe this can be exceptional for your careers, our customers, and our company mission. Salesforce leadership fully recognizes the strategic importance of our platform and the market’s expectation that an integration platform is open and independent. MuleSoft will be branded “MuleSoft – a Salesforce company,” with our leadership team running the business, while also leveraging the massive customer-facing capabilities of Salesforce.

The history of our relationship with Salesforce

We have been close partners with Salesforce for many years. We’ve been a Salesforce customer for over 10 years and Salesforce has been a MuleSoft customer for 5 years. Our Dataloader product was the number one app on Salesforce’s AppExchange for several years and now has almost 400,000 users.

Salesforce has also been close to us as an investor. They invested in MuleSoft’s series E financing in 2013, our series F in 2014, and led our largest private financing rounding with a $50M investment in 2015. Throughout this time, they have been exceptional partners to our business.

Even more important is how our customers bring us together. Our first very large customer, State Farm, was also Salesforce’s largest customer at the time. State Farm has transformed their entire customer experience by leveraging both Salesforce and MuleSoft at the core of their transformation. Of our 30 largest customers, 25 use MuleSoft for customer-facing initiatives and Salesforce is deeply involved in many of the projects. One of my favorite examples is Family and Community Services of New South Wales, Australia – an organization that, leveraging both MuleSoft and Salesforce, is completely transforming the capabilities of their caseworkers in order to ensure better support for over 20,000 foster children in the Sydney area. In short, both companies are seeing each other in the market and building our businesses working with each other’s products.

Thoughts on remaining independent or joining forces

We have been building a great company and we could have remained independent for the foreseeable future. As we discussed at MeetUp, we are tracking to a $1B revenue goal in 2021 and all the ingredients are there to make that happen. The challenge we have faced is scaling fast enough to pursue and fulfill the application network vision. This market opportunity won’t last forever and we need to be the clear winner. We would have likely remained independent, but Salesforce is uniquely able to help us scale. The rocket fuel will give us a big boost.

There are many reasons that a combination with Salesforce is compelling:

•	Highly complementary cultures and values

•	Great place to work (e.g. they are #1 on the Fortune 100 Best Companies to Work For)

•	Salesforce’s understanding and intention for MuleSoft to remain an independent and neutral platform for integration

•	Salesforce’s reputation as a great acquirer and their demonstrated understanding of how to work with brands like Heroku

•	Exciting, very high growth trajectory

•	Thought-leading technology vision

•	Many great examples of our technologies working together at our customers

•	Similar sales motions, focusing on transformation at senior levels of mid to large-size enterprises

•	Salesforce’s large global distribution organization and 150,000 customers can help drive a massive lead stream to MuleSoft

•	Tightly aligned executive vision about application networks and driving a platform vision

•	HQ proximity in San Francisco

Impact on MuleSoft, our organization, and our mission

In short, this acquisition provides rocket fuel for our vision and growth. And with this rocket fuel, naturally comes a lot of change and the question, “What does this mean for me and my team?”

MuleSoft will continue to pursue our vision. Our engineering, product, marketing and customer-facing functions will operate largely as we do today. For example, I will remain the MuleSoft CEO, Simon Parmett will lead the same field organizations as our Chief of Field Operations and Mark Dao will remain our Chief Product Officer, Uri Sarid as our CTO, Vidya Peters as our CMO, as well as the rest of the MuleSoft Leadership team. Some G&A functions will move to Salesforce organizations over time. Our plan is to keep our website and logo, with the branding “MuleSoft – a Salesforce company”.

The SF team will remain in our Geary Street location in San Francisco. Most other locations will remain in their current facilities, but of course, we will be trying to partner up with our Salesforce colleagues in shared space when practical.

We will also have the opportunity to leverage Salesforce’s G&A organizations to further fuel our growth. We are therefore aiming to tightly align G&A team and are discussing the best way to do this while preserving what is critical to our success. Also, know that Salesforce is growing so rapidly that many positions in the combined entity will be accessible to Muleys as we integrate.

In short, this has the potential to be the best of both worlds, where people can continue to do the great work they are doing, and also have the career opportunities open to them in a rapidly growing larger company.

I believe that the best is yet to come for MuleSoft. We now have a massive platform to drive our growth and impact on the world. As we’ve gone through this process with Salesforce, I’ve been thoroughly impressed by the caliber of their people – they have been smart, driven, warm and forthright. I couldn’t be more excited about the combination of our wonderful Muleys and the Salesforce Ohana (family).

I am so very proud of everything this great team of Muleys has done to build MuleSoft to where we are today and I have no doubt that, by joining forces with Salesforce, we will achieve all that we set out to do and more.

All the best,

Greg

FAQ

What was announced?

For detailed announcement information, please read the press release here: https://www.mulesoft.com/press-center/salesforce-acquisition

What should I do now and what changes should I expect?

For now, nothing is changing. While we believe that the upside for MuleSoft’s customers and partners is compelling, today’s announcement is just the first step. We expect the transaction to close in the second quarter of Salesforce’s fiscal year 2019, ending July 31, 2018. Until that time, MuleSoft will remain a separate, independent company, and we will continue to conduct business as usual:

•	Your teams will remain the same;

•	Customer projects will move forward on existing schedules; and

•	We will continue to launch new products as planned.

During this time, it is understandable to have some questions about the future. If you have any questions or concerns, please feel free to talk with your manager or People Partner.

When will the transaction be completed? What are the next steps?

We expect the transaction to close in the second quarter of Salesforce’s fiscal year 2019, ending July 31, 2018, subject to customary closing conditions, regulatory approval and the valid tender of a majority of MuleSoft’s shares.

Until the transaction closes, it’s business as usual. MuleSoft remains a separate, independent company, and we will continue to operate as usual, driving hard to our stated goals. It is important that we continue to create market demand, deliver customer outcomes, and focus on our product roadmap, for example. It’s critical that we continue to support our business and customers throughout this transaction and beyond. This will be the beginning of a new chapter for MuleSoft. We will continue to pursue our vision and our engineering, product, marketing and customer-facing functions will operate largely as we do today. We will keep our website and logo, with the branding “MuleSoft – a Salesforce company.”

What will happen with MuleSoft’s Leadership Team?

The MuleSoft EStaff team will continue to manage the company as usual through closing and beyond. When the transaction closes, Greg will remain the MuleSoft CEO, reporting into Keith Block, Vice Chairman, President and COO, Salesforce. Simon will lead the same field organizations as our Chief of Field Operations and Mark Dao will remain our Chief Product Officer, Uri Sarid as our CTO, Vidya Peters as our CMO, as well as the rest of the MuleSoft Leadership team. Some G&A functions will move to Salesforce organizations over time.

How will this change what products we develop and sell?

Our product vision and roadmap remains unchanged. We will continue to drive toward our application network vision.

What does this mean for our customers and partners?

Please refer to the public-facing FAQ here: https://www.mulesoft.com/sites/default/files/Frequently-asked-questions.pdf

Can we sign new contracts between now and the closing of the transaction?

We will continue to conduct business as usual. We should continue to compete aggressively for business and work to sign new contracts. When evaluating and negotiating agreements with customers or vendors, you should follow normal approval processes and do not make any promises about business agreements as part of Salesforce. Remember, our announcement is just the first step, and until the transaction closes, MuleSoft remains a separate, independent company.

What happens to the MuleSoft brand?

The MuleSoft name, brand identity and website will remain intact. We will brand as “MuleSoft – a Salesforce company.” MuleSoft will continue to build toward its vision of the application network with Anypoint Platform. MuleSoft will also continue to be technology agnostic, serve the full spectrum of endpoints and solutions and develop Anypoint Platform to be the best platform for connectivity in the market.

What happens to MuleSoft’s headquarters and other operating locations as a result of the transaction?

MuleSoft headquarters will remain in our current Geary Street location in San Francisco. Most locations will remain in their spaces for some time, but of course, we will be trying to partner up with our Salesforce colleagues in shared space when practical.

Will I be asked to relocate as a result of the transaction?

There is no expectation that any MuleSoft employees will change geographies. MuleSoft employees will continue to operate from the same cities and geographies as they do today.

What will happen to my vested Restricted Stock Units (RSUs), exercisable Non-Qualified Stock Options (NQSOs), and owned ESPP shares? How do I exercise options and/or tender my shares?

There will be no changes prior to closing. Your Options and RSUs will continue to vest in accordance with your award agreement and you can exercise your Options according to your existing Option agreement. More communication will follow with specific instructions on how to tender your shares.

How does this transaction impact my unvested MuleSoft restricted stock units (RSUs) and Non-Qualified Stock Options (NQSOs)?

When the transaction closes, any remaining unvested RSUs or Options will be assumed by Salesforce and converted into unvested RSUs or Options of Salesforce.

What will happen to the MuleSoft employee stock purchase plan?

Prior to the completion of the transaction, the ESPP will continue in accordance with its terms but no new offering periods will start under the ESPP. If you do not currently participate in the ESPP, you may not become a participant in the ESPP.

Can I trade MuleSoft stock during open periods prior to the closing of the transaction?

Yes. However, such trades must continue to comply with the MuleSoft Insider Trading Policy.

What do I do if I’m contacted by someone from Salesforce?

While we’re all eager to start building relationships with our potential new colleagues, until we close this transaction, our relationship will continue to be that of customer and vendor. Depending on your role, please continue to treat Salesforce the same as you would any other customer or vendor.

Over the next few weeks, there will be extensive company integration efforts that will require everyone’s participation and cooperation. However, those efforts will be focused and managed by certain designated individuals on both sides. Neither company can implement integration plans until the transaction closes. All communications related to company integration should go through those individuals. If someone at Salesforce engages you on an integration matter, please refer them to the MuleSoft designated person. More information on integration to come.

Do not initiate new joint sales calls or meetings until the transaction has closed, or alter in any way how MuleSoft competes for customers. This conduct is considered “gun jumping” and is prohibited by the antitrust laws. Gun jumping violations may result in substantial fines to Salesforce and MuleSoft, injunctive relief such as requiring the parties to implement an antitrust compliance program, and disgorgement of any illegally obtained profits stemming from the violation. Otherwise, interaction with Salesforce personnel should continue as it has in the past.

What should I say if I’m contacted by media or investors about the transaction?

Do not respond to requests by press, industry analysts, or investors. It is important that we communicate with one voice along with Salesforce. Please forward any inquiries from the press, industry analysts, or investors to Melissa Czapiga at

+1 415-932-9138 or melissa.czapiga@mulesoft.com.

Who do I contact with questions? Where can I go for more information?

If you have additional questions, please reach out to your manager or People Partner.

Keep in mind that today’s announcement is just the first step in bringing our companies together. We expect to have more to discuss over the coming weeks as we move toward closing and will keep employees informed as plans are finalized

Can I post this news on social media?

Please refrain from posting original content or commentary about this on social media. Refrain from liking, commenting on, retweeting, reposting or sharing media reports or news about the transaction. This is important. Communication from MuleSoft employees that can potentially affect MuleSoft’s stockholders decision to buy or sell is regulated by securities law, needs to be approved by the legal team and may need to be publicly filed. If you have any questions or have concerns, please contact Melissa Czapiga at +1 415-932-9138 or melissa.czapiga@mulesoft.com.

You may retweet the approved tweet from the @MuleSoft handle below.

Approved retweet: @MuleSoft enters agreement to be acquired by

@Salesforce https://www.mulesoft.com/press-center/salesforce-acquisition.

IMPORTANT: https://www.mulesoft.com/sites/default/files/legends.pdf

How to retweet:

Hover over the Tweet you’d like to share

Click the Retweet button

A pop-up will show you the Tweet you’re about to Retweet.

Click the Retweet button.

The Tweet will then be shared with all of your followers as a Retweet.

You may re-share the approved Facebook post from the MuleSoft’s Facebook page below.

Approved Facebook share: MuleSoft enters agreement to be acquired by

Salesforce https://www.mulesoft.com/press-center/salesforce-acquisition.

IMPORTANT: https://www.mulesoft.com/sites/default/files/legends.pdf

How to share a Facebook post:

Click Share below a post

Select Share... in the dropdown menu

To choose where you want to share, click Share on your own timeline at the top of the popup menu, and select “Share on your own timeline”

If you are sharing on your own timeline and want to choose who can see your post, click and select one of the audience options

Click Post

+++

Safe Harbor Provision

This communication contains forward-looking information related to salesforce.com, inc., MuleSoft, Inc. and the acquisition of MuleSoft, Inc. by salesforce.com, inc. that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, salesforce.com, inc.’s and MuleSoft, Inc.’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of salesforce.com, inc. and MuleSoft, Inc., and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of salesforce.com, inc. and MuleSoft, Inc. to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft, Inc.’s shares being validly tendered into the exchange offer to meet the minimum condition; salesforce.com, inc.’s and MuleSoft, Inc.’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; salesforce.com, inc.’s ability to successfully integrate MuleSoft, Inc.’s operations; salesforce.com, inc.’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft, Inc.’s business after the completion of the transaction and realize expected synergies; business disruption following the transaction; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of this announcement or the consummation of the proposed transaction on the market price of salesforce.com, inc.’s common stock and on salesforce.com, inc.‘s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which salesforce.com, inc. and MuleSoft, Inc. participate; salesforce.com, inc.’s and MuleSoft, Inc.’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; salesforce.com, inc. and MuleSoft, Inc.’s ability to protect their intellectual property rights and develop their brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to salesforce.com, inc. and MuleSoft, Inc. can be found in their respective reports on Forms 10-K, 10-Q and 8-K and in other filings salesforce.com, inc. and MuleSoft, Inc. make with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of the salesforce.com, inc.’s website at www.salesforce.com/investor and under the SEC filings heading of the Investors section of MuleSoft, Inc.’s website at https://investors.mulesoft.com/.

The forward-looking statements included in this communication are made only as of the date hereof. salesforce.com, inc. and MuleSoft, Inc. assume no obligation and do not intend to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. and its acquisition subsidiary and MuleSoft, Inc. will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce.com, inc. and its acquisition subsidiary will file a tender offer statement on Schedule TO, salesforce.com, inc. will file a registration statement on Form S-4 and MuleSoft, Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT, INC. STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT, INC.

SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft, Inc. stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce.com, inc. will be available free of charge under the Financials heading of the Investor Relations section of salesforce.com, inc.’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by MuleSoft, Inc. will be available free of charge under the SEC filings heading of the Investors section of MuleSoft, Inc.’s website at https://investors.mulesoft.com/.

In addition to the Solicitation/Recommendation Statement, Offer to Exchange, related Letter of Transmittal and certain other exchange offer documents, salesforce.com, inc. and MuleSoft, Inc. file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by salesforce.com, inc. and MuleSoft, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. salesforce.com, inc.’s and MuleSoft, Inc.’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.